

ORIENT PAPER INC. (AMEX- ONP)
Investor Presentation





March 2011



ONP **ORIENT** PAPER INC.

ONP
TICKER SYMBOL
Listed on the AMEX

Safe Harbor Statement



CAUTIONARY STATEMENT REGARDING

FORWARD - LOOKING STATEMENTS

This presentation includes or incorporates by reference statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements include, but are not limited to, increasing market demand for paper products, acceptance of new products by the market, our ability to complete capacity expansion project on time, government regulations, and cost of raw materials. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect actual results, levels of activity, performance or achievements.

Investment Highlights



- ➢ Rapidly growing & profitable diversified paper products manufacturer and distributor in northern China

- ➢ Government-mandated industry consolidation eliminates smaller competitors

- ➢ Strategically located in Beijing/Tianjin printing/publishing hub

- ➢ Strategic location creates cost advantage and strong supplier relationships

- ➢ Compelling growth strategy to expand future production capacity with internal cash flow and debt financing

ORIENT PAPER INC.

ONP
TICKER SYMBOL
Listed on the AMEX

Equity Snapshot



◆ Ticker:	AMEX: ONP
◆ Price (2/24/2011):	$5.77
◆ Market Cap (2/24/2011):	$105.8 mil
◆ Revenues (TTM 9/30/10):	$119.1 mil
◆ Net Income (TTM 9/30/10):	$15.3 mil
◆ Shares Outstanding (11/05/10)	18.3 mil
◆ Diluted EPS (TTM 9/30/10)	$0.80
◆ P/E Ratio (TTM 9/30/10):	7.2x
◆ Revenue (FY 2010)[1]:	$124.0 mil
◆ Net Income (FY 2010) [1]:	$15.5 mil
◆ Fiscal Year End:	December 31

(1) Unaudited preliminary results for FY 2010

ONP ORIENT PAPER INC.   ONP TICKER SYMBOL Listed on the AMEX

Corporate Overview



- Founded in 1996

- Located in Hebei Province, about 60 miles south of Beijing and Tianjin

- Paper products:

  - Corrugating medium paper ("CMP")

  - Offset printing paper

  - Digital photo paper

- Environmental-friendly producer– utilizing domestic recycled paper as primary raw material



Beijing

Hebei

Shanghai



ORIENT PAPER INC.

ONP TICKER SYMBOL Listed on the AMEX

Rapid Growth of China's Paper Industry



- China is currently ranked 2nd in the world in terms of output and consumption of paper and paperboard, and may have overtaken the first place by the end of 2010

- Consumption is estimated to reach 140 million tons by 2015 and 200 million tons by 2020



PRC Domestic Paper and Paper Board Consumption
(in million tons)

*: estimated by China Paper Association as of November 24, 2010

Source: China Paper Association, www.earthtrends.org and www.prlog.org

Rising Per Capita Paper Consumption



- Strong growth in GDP per capita and manufacturing in China drives demand for paper product consumption

- China's per capita consumption of paper and paper board increased to 64 kgs in 2009 from 45 kgs in 2005 and compares to 2009 per capita consumption of 297 kgs in the United States



Year 2007 Paper & Paper Boards Per Capita Consumption (per Kg./per Year) by Country
Source: www.paperonweb.com

Source: China Paper Association, www.earthtrends.org and www.prlog.org

Industry Consolidation Benefits "Survivors"



- The PRC government has mandated the closure of small paper mills due to environmental protection (many of them using straw pulp) and operating efficiency concerns

- Government-mandated closures of regional paper mills + growing market demand = rising sales quantity

Inefficient and Polluting Paper Production Capacities Eliminated† by the PRC Government in Year 2010, By Province*

Source: Ministry of Industry and Information Technology of the PRC, August 5, 2010



†: Total capacity elimination announced by the PRC government = 4.67 million tons
*: Showing the provinces with capacity elimination more than 100K tons in 2010

Source: China Paper Association, www.earthtrends.org and www.prlog.org





Well Positioned To Be A Regional Leader

- One of the largest regional paper companies in Northern China
- Most paper production in China is concentrated in eastern and southern China
- Very few large paper producers in Beijing and Tianjin area

H E B E I
Pingquan
Zhangjiakou
Chengde
Yuxian
B E I J I N G
Tangshan
Baoding
Renqiu
Tianjin
B O
Y E L L O
Cangzhou
Shijiazhuang

- Close proximity (60 miles) to Beijing and Tianjin provides access to ~50% of China's printing and publishing industry and large consumer markets
- Easy access to a variety of long-term suppliers of locally recycled raw material
- Regional economic development in Beijing, Tianjin and vicinity creates more paper demand for industrial use







Advantage vs. Out-of-Province Competitors

- Lower logistic costs compared to out-of-province competitors
- Lower production costs because of lower transportation costs for procuring raw materials and coal
- Domestic recycled paper costs less than imported recycled paper

Diversified Product Portfolio





9 months 2010
Total Revenue: $87.7 million

- Digital Photo Paper, 3%
- Corrugating medium Paper, 31%
- Medium-Grade Offset Printing Paper, 66%



FY 2009
Total Revenue: $102.1 million

- White Card Paper, 2%
- Writing Paper, 11%
- High-Grade Offset Printing Paper, 10%
- Corrugating medium Paper, 41%
- Medium-Grade Offset Printing Paper, 35%



Corrugating Medium Paper

- Used in the manufacturing of corrugated paperboard, boxes, etc.

- Products sold to packaging companies in Northern China

- Use domestic recycled paperboard (or Old Corrugated Cardboard, "OCC") as the only major raw material

- 16%-18% average gross profit margin






Corrugating Medium Paper Expansion

- Started building a new 360,000 tons corrugating medium paper production equipment for $27.8MM in April 2010

- Total estimated cost for all new production facilities is $41.7M. Proceeds of April 2010 public offering (approximately $26.9M) and internal cash reserve of $14.8M are financing the cost

- More than double existing CMP capacity; estimated launch of normal operations in 2Q 2011; projected production of up to 168,000 tons in 2011





ORIENT PAPER INC.

ONP TICKER SYMBOL Listed on the AMEX



Offset Printing Paper

- Used for offset printing, typically coated and brightened

- Major customers are printing/publishing companies in Beijing/Baoding

- Use recycled scrap paper from local printing stores and publisher warehouses as raw material

- 21-23% average gross profit margin





Digital Photo Paper



- Acquired 2 digital photo paper coating lines in Dec 2009 for RMB 93MM ($13.7MM); paid for with financing proceeds ($4.5MM) and cash from operations ($9.2MM); accretive to gross profits and net earnings

- Officially launched production in March 2010

- Final product is semi-matte photo paper and glossy photo paper, sold to advertising companies and printing companies

- Currently operating at 90% of the originally estimated 2,500 tons/yr. capacity

- 42% average gross profit margin








Compelling Growth Strategy

Expand rapidly growing paper business in Northern China by internal cash flow and debt financing

- Increase and diversify product offerings and customer base
- Increase production efficiency for improved utilization and profitability
- Capacity Expansion: digital photo paper ramp-up & new 360K tons CMP line
- Focus on introducing middle and high-end products with higher margins

Experienced Management Team





Zhenyong Liu – Chairman of the Board and CEO

Chairman of the Board and CEO of Orient Paper Inc since 1996. Mr. Liu first became an entrepreneur in 1990 and previously ran several successful businesses. In 2005, Mr. Liu was elected as a Representative from Hebei Province in the National People's Congress. Mr. Liu graduated from the Department of Economics and Management of Hebei University of Economics and Trade and the EMBA program of Guanghua Management School in Beijing University.



Winston Yen – Chief Financial Officer

Joined Orient Paper Inc. as Chief Financial Officer in May 2009. Before joining the Company, he has worked in the public accounting industry in Los Angeles area since 1994 and became partner of local accounting firms since 2001. Prior to 2001, he was a manager and supervising senior in several national firms, including CBIZ and Moss Adams, LLP. Mr. Yen is a licensed California CPA and received his Master's degree in Accounting Science from the University of Illinois at Urbana-Champaign in 1994.



Zhongmin Ma – General Engineer

Joined Orient Paper Inc. as General Engineer in May 2010. He is a seasoned senior engineer with over 20 years of experience in the paper industry. Prior to joining Orient Paper, Mr. Ma severed as senior production manager with several paper manufacturers in China. Mr. Ma received a Bachelor's degree in pulping and paper engineering from Tianjin Light Industry Institute in 1985.

Fulai Huang – Vice President of Environmental Protection

Has been Orient Paper's Vice President of Environmental Protection since 1999. Previously, Mr. Huang worked as a technician with a number of paper companies based in Shandong and specialized in environmental protection. He graduated from Tianjin Technological University with a Bachelor's degree in 1987, majoring in paper manufacturing.



Gengqi Yang – Vice President of Sales



Serves as Vice President of Sales at Orient Paper, Inc. and is in charge of overall sales for the Company. He served as Quality Control Director, Sales Representative and Sales Director respectively after joining Orient Paper, Inc. in 1998. Previously, Mr. Yang worked with several paper distribution companies in Beijing. He received a Bachelor's degree in Economics from Baoding Financial College.

ONP ORIENT PAPER INC. | ONP TICKER SYMBOL Listed on the AMEX.



Revenue ($M)

Chart data:
- 2006: $30.6
- 2007: $39.7
- 2008: $65.2
- 2009: $102.1
- 2010E: $124.0
- 2011E: $186 - $206
- 9 months 2009: $70.8
- 9 months 2010: $87.7

CAGR = 41.9%

YOY = 23.9%

ONP ORIENT PAPER INC.

ONP TICKER SYMBOL Listed on the AMEX



Gross Profit ($M)

CAGR = 55.7%

YOY = 23.6%

2006	$5.3
2007	$6.6
2008	$12.6
2009	$20.0
9 months 2009	$14.4
9months 2010	$17.8

ORIENT PAPER INC.

ONP TICKER SYMBOL

Net Income



Net Income ($M)



The chart shows Net Income ($M) for the following periods:

Period	Net Income ($M)
2006	$3.2
2007	$4.1
2008	$8.8
2009	$12.7
2010E	$15.5
2011E	$24 - $27
9 months 2009	$9.6
9 months 2010	$10.2

CAGR = 48.4%

YOY = 6.3%

ONP ORIENT PAPER INC.

ONP TICKER SYMBOL Listed on the AMEX

Q4 2010 and FY 2011 Guidance



(in millions, except per share data)	Q4 2010	FY 2011
Revenue	$36.3	$186.0 - $206
Gross Profit	NA	$36.0 - $40.0
Net Income	$5.4	$24.0 - $27.0
Basic and Diluted EPS	NA	$1.33 - $1.46

ONP ORIENT PAPER INC.

ONP TICKER SYMBOL Listed on the AMEX.

Balance Sheet



	As of September 30, 2010	As of December 31, 2009	As of December 31, 2008
Current Assets:			
Cash and cash equivalents	$22,780,385	$6,949,953	$3,234,419
Restricted cash		29,105	
Accounts receivable	4,444,688	2,056,858	1,425,899
Inventories	7,313,526	6,926,392	2,821,063
Total current assets	34,622,918	16,396,401	7,481,381
Total Assets	111,010,051	71,700,154	52,822,062
Total Liabilities	16,096,649	15,425,198	18,732,906
Total Liabilities and Stockholders' Equity	111,010,051	71,700,154	52,822,062

Investment Highlights



- Rapidly growing & profitable diversified paper products manufacturer and distributor in northern China

- Government-mandated industry consolidation eliminates smaller competitors

- Strategically located in Beijing/Tianjin printing/publishing hub

- Strategic location creates cost advantage and strong supplier relationships

- Compelling growth strategy to expand future production capacity with internal cash flow and debt financing

Contact Information



Orient Paper, Inc.

Winston Yen, Chief Financial Officer

Phone: +1-562-818-3817 (Los Angeles)

wyen@orientpaperinc.com

www.orientpaperinc.com

CCG Investor Relations

Crocker Coulson, President

Phone: 646.213.1915

E-mail: crocker.coulson@ccgir.com

www.ccgirasia.com

Legal Counsel: Sichenzia Ross Friedman Ference LLP

Auditor: BDO Limited, Hong Kong

ORIENT PAPER INC. (AMEX- ONP)
Investor Presentation

Thank You







ORIENT PAPER INC.

ONP
TICKER SYMBOL
Listed on the AMEX